EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TriState Capital Holdings, Inc:

We consent to the incorporation by reference in this registration statement on Form S-8 of our report dated March 3, 2014, with respect to the consolidated statements of financial condition of TriState Capital Holdings, Inc. and subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of TriState Capital Holdings, Inc. and subsidiary.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
June 6, 2014